Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ in millions)

	Three Months Ended September 30, 2015		Nine Months Ended September 30, 2015
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$81		$223
One-Third of Rents, Net of Income from Subleases	7		23

Total Fixed Charges	$88		$246

Earnings:
Income Before Income Taxes	$515		$1,417
Fixed Charges	88		246

Total Earnings	$603		$1,663

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	6.85	x	6.76	x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$125		$363
One-Third of Rents, Net of Income from Subleases	7		23

Total Fixed Charges	$132		$386

Earnings:
Income Before Income Taxes	$515		$1,417
Fixed Charges	132		386

Total Earnings	$647		$1,803

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	4.90	x	4.67	x